SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(AMENDMENT NO. 2)
For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
SANDERSON FARMS, INC.
(Exact name of registrant as specified in its charter)

Mississippi	64-0615843

(State of incorporation or organization)	(IRS Employer Identification No.)

127 Flynt Road Laurel, Mississippi	39443

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $1.00 Par Value Per Share	The Nasdaq Stock Market LLC
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this Form relates: Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act:

EXPLANATORY NOTE
     The Registrant filed its initial registration statement on Form 8-A on February 29, 1988, registering its common stock pursuant to Section 12(g) of the Exchange Act. It subsequently filed amended Form 8-A’s on April 26, 1989, April 30, 1999 and December 23, 1999, registering its preferred share purchase rights pursuant to Section 12(g). The Registrant is filing this amended 8-A in order to update the description of its common stock. Subsequent to the filing of the Registrant’s previous amended Form 8-A’s, the Registrant’s common stock became automatically registered under Section 12(b) of the Exchange Act as a result of the Nasdaq Stock Market’s registration as an “exchange” on July 31, 2006. The Registrant’s preferred share purchase rights continue to be registered under Section 12(g) of the Exchange Act.
ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     The following is a summary of the capital stock of Sanderson Farms, Inc. Some of the matters discussed below may have anti-takeover effects, such as:
•	the Mississippi Shareholder Protection Act,

•	the authority of our board of directors to issue preferred stock,

•	the preferred share purchase rights, and

•	the provisions of our articles of incorporation and by-laws relating to:
•	supermajority voting requirements,

•	advance notification of nominations for director and stockholder proposals,

•	the classification of our board, and

•	special meetings of stockholders.
These provisions may discourage or prevent other persons from offering to acquire us, even on terms that might be favorable to our stockholders.
Authorized Capital Stock
     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, par value $100 per share.
Common Stock
     The holders of outstanding shares of our common stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to stockholders. There are no cumulative voting rights. Each holder of common stock is entitled to share in dividends declared by our board of directors in proportion to the number of shares the stockholder owns, subject to any preferred dividend rights of future holders of our preferred stock. Dividends on the common stock are non-cumulative.
     If our company is voluntarily or involuntarily liquidated or dissolved, the holders of all shares of our common stock will share equally in assets available for distribution to holders of common stock, but only after all of our prior obligations are paid, including liquidation preferences granted to any future holders of preferred stock. Shares of our common stock are fully paid and non-assessable once they are issued and paid for.
     The holders of our common stock have no preemptive, redemption or conversion rights,

nor do they have any preferential right to purchase or subscribe for any unauthorized but unissued capital stock or any securities convertible into our common stock.
Preferred Stock
     Our articles of incorporation authorize our board of directors, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock and to fix the preferences, limitations and relative rights of the preferred stock. The board may determine whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, the amount payable to preferred stockholders in the event of voluntary or involuntary liquidation of our company, sinking fund provisions for the redemption or purchase of shares, and any terms and conditions on which shares may be converted. We currently have no preferred stock outstanding.
     The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third party bids for our common stock or may otherwise adversely affect the market price of the common stock.
     Our board of directors is permitted to issue series of preferred stock with features that would deter a hostile takeover of our company. This could adversely affect the holders of our common stock. Our articles of incorporation attempt to preserve this potential deterrent effect by providing that any amendment reducing the number of authorized shares of common stock or preferred stock, or modifying the terms or conditions fixed by the board of directors with respect to any series of preferred stock, would require the favorable vote of at least 75% of the total common stock outstanding. However, this special voting requirement would not apply when:
•	at least two-thirds of the board recommends the amendment, and

•	no person or entity, other than certain members of the Sanderson family, together with persons related to that person or entity, beneficially owns more than:
•	20% of the outstanding shares of common stock, or

•	20% or more of the total voting power entitled to vote on the amendment.
Preferred Share Purchase Rights
     On April 22, 1999, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was payable on May 18, 1999 to stockholders of record on May 4, 1999, which we refer to as the record date. The description and terms of the rights are set forth in an agreement between us and ChaseMellon Shareholder Services, L.L.C., who is the rights agent.
     The rights have three principal features:

•	Each right entitles the holder to purchase from us one one-hundredth of a share of our series A junior participating preferred stock, par value $100 per share, at a price of $75 per one one-hundredth of a preferred share, subject to adjustment.

•	If any person or group, other than certain members of the Sanderson family, acquires beneficial ownership of 20% or more of the outstanding shares of our common stock, each holder of a right, other than the acquiring person, is entitled to receive a number of shares of common stock having a market value of two times the exercise price of the rights.

•	If we are acquired in a merger or other business combination transaction, or if 50% or more of our consolidated assets or earning power are sold after a person or group acquires 20% or more of our outstanding shares, each holder of a right (other than the acquiring person) will have the right to receive a number of shares of common stock of the acquiring company which at the time of the transaction has a market value of two times the exercise price of the right.
     As long as no one other than the Sanderson family owns 20% of our common stock or announces an intention to acquire 20% of the stock, the rights will be evidenced by the holder’s common stock certificate, with a summary of the rights attached, and the rights will be transferred only with the common stock. If, however, one of those two events occurs, separate certificates evidencing the rights will be mailed to holders of record of the common stock and those certificates alone will evidence the rights.
     The rights are not exercisable until a date called the distribution date. The distribution date is the earlier of:
•	10 days following a public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of our common stock; or

•	10 business days (or a later date determined by action of the board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of common stock.
The rights will expire on May 4, 2009, unless they are extended or unless we redeem or exchange them at an earlier date.
     The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights can be adjusted from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions related to our preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right can also be adjusted if, prior to the distribution date, there is a stock split of the common stock or a stock dividend on the common stock payable in shares of common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. We will not issue fractional preferred shares (except in limited circumstances), and instead we will make an adjustment in cash based on the market price of the preferred shares on the last trading day prior to the date of exercise.
     Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
     The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of common stock.
     At any time after any person or group acquires beneficial ownership of 20% of the outstanding common stock, and before that person or group acquires 50% or more of the outstanding shares of common stock, the board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of common stock or one one-hundredth of a preferred share (subject to adjustment) per right.
     Before any person or group acquires 20% or more of our common stock, our board of directors may redeem the rights at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
     The board of directors may amend terms of the rights without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires 20% or more of our common stock, no such amendment may adversely affect the interests of the holders of the rights.
     Until a right is exercised, the rights holder has no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.
Certain Charter, By-Law and Statutory Provisions
     Classified Board of Directors. Our articles of incorporation divide the members of our board of directors into three classes, which are designated Class A, Class B and Class C. The members of each class serve for a three-year term. The terms are staggered, so that each year the term of only one of the classes expires. Staggering directors’ terms makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of our stock, because only one-third of the directors stand for election in any one year.
     Limitation of Liability and Indemnification of Directors and Officers. Our articles of incorporation provide that our directors and officers will not be liable to us or our stockholders for money damages for any action, or any failure to take any action, except for:
•	the amount of a financial benefit received by a director to which he is not entitled,

•	an intentional infliction of harm on us or our stockholders,

•	liability for unlawful distributions of our assets or unlawful redemptions or repurchases of our stock, or

•	an intentional violation of criminal law.
     The by-laws provide that we must indemnify our directors and officers for actions against them as our directors and officers to the fullest extent permitted by law, except for actions we bring against them directly.
     Special Meetings of Stockholders. Our chairman, any vice chairman, the president or the board of directors must call a special meeting whenever one is requested or demanded by a stockholder holding 10% or more of all the shares entitled to vote on any issue that the stockholder proposes for consideration at the special meeting. The articles of incorporation authorize the board to increase this percentage in its discretion.
     Stockholder Voting Requirements. Our by-laws provide that in general, action on a matter (other than the election of directors) by the stockholders is approved if more votes are cast in favor of the action than votes cast against the action at a meeting at which a quorum is present. Our stockholders may act by a written consent instead of a meeting of stockholders, but only if the written consent is signed by all of our stockholders having voting power on the proposed action. The effect of this is to eliminate stockholder action by written consent, because it would be impractical to obtain the consent of every stockholder. Directors are elected at the annual meeting of stockholders at which their terms expire or at any special meeting of stockholders called for the purpose of electing directors if they receive the affirmative vote of a majority of the shares represented at the meeting, if a quorum is present.
     Our articles of incorporation require the affirmative vote of two-thirds of the outstanding shares of our common stock in order to:
•	amend certain provisions of the articles of incorporation (unless, in some circumstances, the amendment has been recommended by two-thirds of the board);

•	approve a merger, share exchange, consolidation, sale of all or substantially all of our assets or a similar transaction; and

•	remove a director.
     Advance Notice Requirements for Director Nominations and Stockholder Proposals. Our by-laws provide that our stockholders may nominate candidates for election as directors and may propose matters to be voted on at annual or special meetings of stockholders. The stockholder making a nomination or proposal must deliver a timely notice to us and comply with specified notice procedures contained in our by-laws. A notice for an annual or special meeting will be timely if the stockholder delivers it to us no later than 15 days after the day on which the notice of the meeting is given.
     Amendment of Bylaws. Our board of directors may amend or repeal the by-laws or adopt new by-laws by a majority vote. If any person, other than members of the Sanderson family, owns 20% or more of the outstanding stock or 20% or more of the total voting power entitled to vote on the matter, then changes to the by-laws concerning the following matters require the vote of 2/3 of the directors then in office:
•	classes of directors,

•	the filling of director vacancies,

•	super majority voting requirements,

•	cumulative voting and

•	classes of stock including preferences, limitations and relative rights.
     Stockholders may amend or repeal by-laws or adopt new by-laws by a majority vote.
     Mississippi Shareholder Protection Act. We amended our articles to incorporate substantially all of the provisions of the Mississippi Shareholder Protection Act as it existed on April 21, 1989. Under the articles, we may not enter into any business combination with a 20% stockholder other than certain members of the Sanderson family unless:
•	holders of two-thirds of the shares not owned by the 20% stockholder approve the combination;

•	two-thirds of the directors who would continue in office after the transaction approve the combination; or

•	the aggregate amount of the offer meets certain fair price criteria.

     The articles provide that only in very limited circumstances will amendments to these provisions apply to business combinations with stockholders who were 20% stockholders at the time the amendments were adopted or approved.

ITEM 2. EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

7	By-Laws of the Registrant, amended and restated as of December 2, 2004. (Incorporated by reference to Exhibit 3 filed with the Registrant’s Current Report on Form 8-K on December 8, 2004.)

8	Agreement, dated as of April 22, 1999, between the Registrant and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 1999.)

9	Specimen Stock Certificate. (Incorporated by reference to Exhibit 4-B filed with Amendment No. 2 to the Registrant’s registration statement on Form S-1 filed by the registrant on May 12, 1987, Registration No. 33-13141.)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SANDERSON FARMS, INC.
Date: October 8, 2008	By:	/s/ D. Michael Cockrell
		Name:	D. Michael Cockrell
		Title:	Treasurer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

7	By-Laws of the Registrant, amended and restated as of December 2, 2004. (Incorporated by reference to Exhibit 3 filed with the Registrant’s Current Report on Form 8-K on December 8, 2004.)

8	Agreement, dated as of April 22, 1999, between the Registrant and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 1999.)

9	Specimen Stock Certificate. (Incorporated by reference to Exhibit 4-B filed with Amendment No. 2 to the Registrant’s registration statement on Form S-1 filed by the registrant on May 12, 1987, Registration No. 33-13141.)